UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pure Cycle Corporation

(Name of Issuer)

Common Stock, Par Value 1/3 of $.01

(Title of Class of Securities)

746228 30 3

(CUSIP Number)

Mark W. Harding, 8451 Delaware Street, Thornton, CO 80260  (303) 292-3456

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark W. Harding

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐ Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 864,875

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 864,875

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 864,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to shares of Common Stock, 1/3 of $.01 par value (“Common Stock”), of Pure Cycle Corporation, a Delaware Corporation (the “Company”).  The Company’s principal executive offices are located at 8451 Delaware Street, Thornton, Colorado 80260.

Item 2.	Identity and Background

(a), (b) and (c).  This Schedule 13D is being filed by Mark W. Harding (“Harding”), whose business address is 8451 Delaware St., Thornton, CO 80260.  The principal occupation of Harding is his employment as President, CEO and CFO of the Company.  The address of the Company’s executive offices is set forth in Item 1 above.

(d) and (e).  Harding has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a  party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Harding is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable.

Item 4.	Purpose of Transaction

Pursuant to a Voting Agreement dated August 31, 2006, a copy of which is filed herewith (the “Voting Agreement”), Harding has agreed to vote his shares of Common Stock in favor of electing a representative designated by High Plains A&M, LLC, a Colorado limited liability company (“HP A&M”), to the Company’s Board of Directors.  HP A&M owns 3,000,000 shares of Common Stock, or approximately 16.3% of the outstanding Common Stock.  Mark D. Campbell was elected to the Company’s board of directors on August 31, 2006, as the representative designated by HP A&M.

Except as described herein, Harding has no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs (a) through (j) of Item 4.  In the future, however, Harding reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Item 5.	Interest in Securities of the Issuer

(a)    Harding owns 350,712 shares of Common Stock and currently exercisable options to purchase 514,163 shares of Common Stock at $1.80 per share, which represents 4.6% of the outstanding and issued Common Stock of the Company.

Although Harding is a party to the Voting Agreement described in Item 4, Harding disclaims the existence of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

(b)    Harding has sole power to dispose of 864,875 shares of Common Stock.  Subject to the terms and conditions of the Voting Agreement, Harding has the sole power to vote 350,712 shares of Common Stock, and if currently exercisable options were exercised, Harding would have the sole power to vote 864,875 shares of Common Stock.

(c)    None.

(d)    None.

(e)    On August 31, 2006, Harding ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Company when the Company issued 3,000,000 shares of Common Stock in connection with an asset acquisition.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Harding has the right to purchase 514,163 shares of Common Stock at $1.80 per share pursuant to currently exercisable option agreements with the Company.

See Item 4 above for a description of the Voting Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Name

1	Voting Agreement, dated August 31, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date
/s/ Mark W. Harding
Signature
Mark W. Harding
Name/Title